UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009

Commission File Number: 001-33768

CNINSURE INC.
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.
By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chief Executive Officer

Date: July 9, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
CNinsure Announces Revised Strategic Objective and Focus
GUANGZHOU, China, July 7, 2009 — CNinsure Inc. (Nasdaq: CISG) (the” Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its revised long-term strategic objective to become a first-class diversified financial services group in lieu of being an insurance product distributor and after-sales services provider, and its strategic focus on improving the Company’s earnings per share (EPS) primarily through net income growth, pursuant to resolutions passed by its Board of Directors.
To achieve this strategic objective, the Company expects to move into the consumer financial services sector when time is appropriate. In addition to selling insurance products and providing insurance-related after-sales services, CNinsure will broaden its product offerings to include other financial products, such as mortgage loans, mutual funds and securities. The Board resolution also emphasized that the Company would stay focused on its business model and market positioning, limiting its business scope only to brokerage and service outsourcing without assuming underwriting or credit risks. Meanwhile, the Company will further develop its nationwide distribution network while continually building its operating platform to attract and retain more top entrepreneurial sales agents.
Commenting on the new strategic objective, CNinsure’s Chairman and Chief Executive Officer, Mr. Yinan Hu said, “As Chinese people accumulate significant levels of wealth as a result of China’s economic growth, we have seen growing demand for more diversified financial solutions and huge potential in the consumer financial market. Expansion into the consumer finance services arena will not only enable us to better meet our customers’ needs with access to a wide range of value-added financial products and services, but also further increase our profitability by leveraging our existing sales distribution network and operating platform to achieve better economies of scale and lower operating costs. “
In addition, the Board also passed a resolution to adopt strategies to increase the Company’s earnings per share primarily through net income growth. Pursuant to this resolution, the strategic focus of the Company will be shifted to the growth of net income and EPS in lieu of revenue growth. The Company will continue to improve its management efficiency and adapt its business model to achieve the goal of maximizing profits at lowest cost. Organic growth and acquisitions are expected to play equally important roles in driving its future growth. “The change reaffirms the Board and the management’s commitment to maximize shareholder value and deliver greater returns to our shareholders.”
Mr. Hu concluded, “With further deregulation in China’s financial services market, CNinsure’s leading position in the insurance intermediary sector, our proven competitive business model and market positioning, vision-oriented board of directors and result-driven management will become CNinsure’s key success factors for a long-term sustainable growth. The management has the determination and confidence to achieve our long-term strategic objective to become a premier financial services group in the future.”

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About CNinsure Inc.
CNinsure is a leading independent insurance intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of July 7, 2009, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.
For more information, please contact:
Oasis Qiu
IR Officer
Tel: +86-20-6122-2777-850
Email:qiusr@cninsure.net

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